SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.
CNPJ/MF nº 00.108.786/0001-65
NIRE nº 35.300.177.240
Companhia Aberta
Rua Verbo Divino nº 1.356 - 1ºa. , São Paulo-SP

NOTICE TO THE MARKET

Net Serviços de Comunicação S.A. (Company), a publicly-held company headquartered at Rua Verbo Divino nº 1,356 - 1º andar, Chácara Santo Antônio, city and state of São Paulo, registered in the Corporate Taxpayers' Roll (CNPJ/MF) under number 00.108.786/0001 -65, hereby informs the public that, in response to a letter (GAE/SAE 2488-07) received from the São Paulo Stock Exchange (Bovespa), it reiterates that, as announced in the conference call and public meetings held to disclose its results for the third quarter of 2007, wich is available in its website, the Company's growth plans for the coming year remain and it does not foresee any change in its growth momentum in comparison with that seen in 2007.

São Paulo, December 6, 2007.

João Adalberto Elek Junior
Chief Financial Officer and Investor Relations Officer
Net Serviços de Comunicação S.A.

(free translation of the original letter received from BOVESPA – São Paulo Stock Exchange)

GAE/SAE 2488-07

December 5, 2007

Net Serviços de Comuniação S.A.

Investor Relations Department

Mr. João Adalberto Elek Junior

Dear Sirs

We request your clarification regarding the news item titled “Net deve manter o ritmo de crescimento” (Net should maintain its growth momentum) in the December 5, 2007 edition of  the newspaper ‘Valor Econômico’ and other information deemed important.

Sincerely

Nelson Barroso Ortega

Company Supervision Department

Telephone: (011) 3233-2063/3233-2222

Cc. CVM – Brazilian Securities and Exchange Commission

     Ms. Elizabeth Lopez Rios Machado –Superintendence of Relations with Companies

     Mr. Waldir de Jesus Nobre – Superintendence of Relations with the Market and
Intermediaries

Please note that the company’s reply should be sent only through the IPE System. Select the  Category ‘Comunicado ao Mercado’ (Notice to the Market) and then the Type  ‘Esclarecimentos sobre consultas CVM/Bovespa’ (Clarifications about CVM/Bovespa queries).  After this, the file will be sent simultaneously to Bovespa and CVM.

To facilitate understanding by the market, the file to be sent must contain the query text together with the company’s response.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 06, 2007

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.